UNITED STATES OF AMERICA

          BEFORE THE SECURITIES AND EXCHANGE COMMISSION

                        WASHINGTON, D.C.


       In the Matter of

      ENTERGY CORPORATION                 CERTIFICATE
                                          PURSUANT TO
       File No. 70-8839                     RULE 24

(Public Utility Holding Company
         Act of 1935)



           This is to certify, pursuant to Rule 24 under the Public Utility Holding Company Act of 1935, as amended, that for the quarter ended June 30, 2000, the transaction updated below, proposed by Entergy Corporation ("Company") in the Application-Declaration on Form U-1, as amended, in the above referenced File ("Application-Declaration"), has been carried out in accordance with the terms and conditions of, and for the purposes represented by the Application-Declaration and pursuant to the Order of the Securities and Exchange Commission dated March 25, 1997 (Release No. 35-26693) with respect thereto.

           Effective March 28, 2000, Entergy directed the plan administrator to acquire shares necessary to satisfy plan requirements through the open market purchase of shares. Accordingly, Entergy did not issue any new shares of common stock under the plan for the quarter ended June 30, 2000.

          IN WITNESS WHEREOF, the Company has caused this certificate to be executed this 10th day of July, 2000.

                                       ENTERGY CORPORATION


                                 By:      /s/ Steven C. McNeal
                                           Steven C. McNeal
                                          Vice President and
                                               Treasurer